Exhibit 19.1
Revised October 2023

Globalstar, Inc.

Amended and Restated

Insider Trading Policy

Exhibit 19.1
OBJECTIVE

This Insider Trading Policy (sometimes, hereinafter, “ITP”) is designed to help you understand the nature and scope of the federal insider trading laws and the serious consequences of violating these laws. It also describes certain prohibited transactions in the securities of Globalstar, Inc. (“Globalstar” or the “Company”) and other companies.

SCOPE

This policy applies to every member of the board of directors, all officers, employees, contract employees, consultants and agents of the Company and its subsidiaries.

INSIDER TRADING

The insider trading laws prohibit both (a) buying or selling securities of any company while in possession of material non-public information (as defined below) about that company, and (b) passing such information on to others who might purchase or sell securities on the basis of the information. These laws apply not only to trading in the Company’s common stock (and any other Company securities, including options on stock), but also to trading in the securities of other companies about which the person doing the trading has acquired material, non-public information. In general, information is deemed to be material if there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision. The information must be both material and non-public. More precise meanings, for these purposes, of “material” and “non-public” are discussed below under “DEFINITIONS.”

THE POLICY

A. Globalstar’s Policy Regarding
Trading in Securities is as Follows:

1. If you have material non-public information relating to the Company or information that might affect the market value of securities of any other company that is acquired in the course of your employment or other relationship with the Company, neither you nor any family member may buy or sell the Company’s securities, or the securities of the other company, or engage in any other actions to take advantage of, or pass on to others, that information until such information is publicly disclosed as discussed below.

2. Directors, officers and other personnel who regularly have access to or generate material non-public information are subject to additional restrictions on the purchase and sale of the Company’s securities. These restrictions are appended to this policy.

Exhibit 19.1

3. You bear the individual responsibility for following this policy and avoiding improper transactions or the appearance of improper transactions.

4. The Company may adopt additional restrictions or limitations applicable to some or all employees.

5. You must complete and execute the certification at the end of this policy.

6. Any questions regarding this policy should be directed to L. Barbee Ponder IV, Vice President and General Counsel, or to Richard S. Roberts, Corporate Secretary.

B. Additional Prohibited Transactions

The Company considers it improper for any Company personnel to engage in short-term or speculative transactions involving the Company’s securities. It also is the Company’s policy that directors, officers, employees (including without limitation contract employees and consultants), and agents may not engage in any of the following activities with respect to the Company’s securities at any time:

■ Short sales (a sale of securities that are not owned by the seller at the time of the sale), including short sales against the box.
■ Buying or selling puts or calls.
■ Frequent trading (for example, daily or weekly) to take advantage of fluctuations in stock prices.

In addition, because purchasing of the Company’s securities on margin can raise potential problems under the securities laws, it is strongly suggested that you consult with Company legal counsel before purchasing or selling the Company’s securities in margin accounts.

C. Transactions by Family Members

The same restrictions that apply to you also apply to your family members. Each director, officer, employee and agent is individually responsible for his or her immediate family’s and each personal household member’s compliance with the terms of this policy.

In the context of insider trading, there is no precise definition of family member. Your spouse and any person living in your household (whether or not related to you) definitely are included, as are children temporarily living away from home. Adult relatives of you and your spouse (parents, grown children, siblings, etc.) who do not live with you may or may not be beyond your control, depending on facts and circumstances. Bear in mind, however, that transactions by these persons are likely to be suspect in an insider trading investigation. Therefore, it is crucial that you do not disclose confidential information concerning the Company to anyone, including members of your household and your extended family.

Exhibit 19.1

D. Equity Incentive Plan Transactions

Employee benefit plan transactions present special issues any time you possess material non-public information.

1. Stock options - Generally, a stock option exercise is not likely to violate the insider trading rules because the exercise price was set when the option was granted.
2. Restricted stock awards or units - When a restricted stock award or unit vests, the Company, by default, will initiate a sell-to-cover transaction resulting in the sale of shares sufficient to cover the tax withholding. This Company-initiated sell-to-cover transaction is not considered a violation as the vesting generally occurs automatically on the anniversary date of the grant.

Furthermore, if you possess material non-public information, the sale of the stock acquired by exercise, the sale of stock of a previously-granted option or the sale of stock acquired upon vesting of a restricted stock award or unit (except in a sell-to-cover transaction as described above) will result in a violation. Because of the complexity of the rules, if you believe you may possess material non-public information, you should seek advice from the Company’s legal counsel or its Corporate Secretary before engaging in any benefit plan transaction involving the Company’s securities.

DEFINITIONS

This policy on insider trading prohibits, among other things, buying or selling the Company’s securities or the securities of any other company while in possession of material non-public information, or passing on such information (“tipping”) to others who buy or sell the Company’s securities or the securities of any other company.

Material information is any information that a reasonable investor would consider significant in making a decision to buy, sell or hold the securities of a company. Another way to express it is, any information which reasonably could be expected to affect, whether positively or negatively, the price a typical third-party investor would be willing to pay or accept for the Company’s stock or other securities is “material” information. Although it is impossible to provide a complete list, some examples of information that frequently are deemed to be “material” are:

■ financial results, reports or projections
■ news of a pending or proposed merger, acquisition, divestiture, tender offer or financing transaction
■ changes in top management
■ changes in dividend policy, declarations of stock splits or offerings of securities
■ calls, redemptions or purchases of the Company’s securities

Exhibit 19.1
■ changes in prices or demand for the Company’s products or services, or changes in the Company’s cost structure
■ gain or loss of a substantial customer or supplier
■ significant new orders, products or services or other changes in operations
■ decisions or discussions relating to opening additional facilities or closing existing facilities
■ significant litigation or governmental investigation or other govern-mental action
■ initiation or settlement of labor negotiations or disputes, strikes or lockouts

Non-public information is any information that has not been disclosed generally to the marketplace or the investing public. Information becomes public when it has been released through appropriate channels, such as a press release, governmental filing or statement from a senior officer. This information is still considered to be non-public until enough time has elapsed after such a release for the investing public to evaluate the information. At that point - and not before - the information is considered “public.” ALL information that you learn about the Company (or any other company) in connection with your employment or other relationship with the Company is “insider” information until it has become public in the sense described above.

Tipping is the passing along of material non-public information to others. Penalties for tipping apply whether or not you derive benefit from another’s actions. Recommending that others buy or sell stock or other securities, even without telling them why, can still be unlawful if, at the time you recommend, you are in possession of, or are in a position to be in possession of, material non-public information about the issuer of the security.

ENFORCEMENT OF THE INSIDER TRADING LAWS

The Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice, the NASDAQ Stock Market and private litigants vigorously pursue violations of insider trading laws. Although most of the publicity about insider trading centers around violations by individuals, federal law also imposes liability on companies and on “controlling persons” for insider trading violations by company personnel. The Company’s reputation for integrity and ethical conduct is extremely important to all of us. None of us can afford to have that reputation damaged by even the appearance of improper conduct by anyone employed by or associated with our company.

THE SERIOUS CONSEQUENCES OF VIOLATING
THE INSIDER TRADING LAWS

The penalties for insider trading law violations are significant:

Exhibit 19.1
Individuals who trade on inside information, and those who “tip” information to others who then trade, are subject to:

■ Repayment (also referred to as “disgorgement”) of any profit gained or loss avoided;
■ A civil penalty (in addition to disgorgement) of up to three times the profit gained or loss avoided;
■ A criminal fine (no matter how small the profit) of up to $5 million; and
■ A jail term of up to 20 years.

Companies (as well as certain supervisory persons) who fail to take appropriate steps to prevent insider trading are subject to:

■ A civil penalty of the greater of $1.275 million or three times the profit gained (or loss avoided) as a result of the employee’s violation;
■ A criminal penalty of up to $25 million; and
■ Injunctions or cease-and-desist orders prohibiting future violations.

In addition, persons who violate this ITP, or who refuse to certify compliance with it, will be subject to appropriate disciplinary action up to and including immediate dismissal for cause. The Company may also refer potential violations of law to appropriate authorities.

Any of the above consequences, or even an SEC investigation that does not result in legal action, can tarnish the Company’s reputation and irreparably damage the careers of those involved.

DETECTION OF INSIDER TRADING VIOLATIONS

The SEC and the national and regional stock exchanges employ state-of-the-art trading surveillance techniques, so there is a strong likelihood that insider trading will be detected and prosecuted--even if it does not involve a great deal of money. The SEC may seek jail time for an offender even when the insider profits are not huge. In addition, the United States Insider Trading Protection Act contains bounty provisions that reward individuals who turn in violators of the insider trading laws. This added incentive makes it even more likely that insider trading will be discovered and punished. If you discover an instance of suspected insider trading, you may report it on the Company’s EthicsPoint® Web site.

SAFEGUARDING CONFIDENTIAL INFORMATION

As an employee or agent of the Company, you are legally obligated to the Company to treat all sensitive, non-public information about the Company (or any third party’s business or dealings with the Company that comes to you in the course of your employment) as confidential and proprietary to the Company. You may not disclose that information to others (such as family members, relatives, business or

Exhibit 19.1
social acquaintances) who do not have a legitimate need to know the information for company business reasons. You must treat all such information carefully and avoid its inadvertent or indirect disclosure. Even within the Company, confidential information should be distributed to or discussed with others only on a need-to-know basis, and the person receiving the information should be told that it is confidential. Be careful that your conversations are not overheard on elevators, airplanes or other public places; do not leave confidential documents on copiers, facsimile machines, conference tables, desks, computers, tablets, or smart phone displays unguarded. Take whatever steps are reasonably necessary to keep any and all confidential information from being disclosed.

In addition, you must be especially alert to any inquiries about the Company that are made by the financial press, investment analysts, or others in the media or financial community. All such communications on behalf of the Company must be made through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to Barbee Ponder, or in his absence to Rebecca Clary. In the event that you cannot reach either of them, you should call Rick Roberts on his mobile phone number, which is (513) 503‑7900 and leave a substantive message.

RULE 10B5-1 PLANS

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into or modify a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in the rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this ITP, entry into or modification of a Rule 10b5-1 Plan must be approved by L. Barbee Ponder (or, in his absence, Rebecca Clary) and meet the requirements of Rule 10b5-1 and the Company’s “Guidelines for Rule 10b5-1 Plans,” which is attached as Annex Two to this ITP. If a person enters into, modifies or, in some cases, terminates a Rule 10b5-1 Plan when he or she in possession of particular material nonpublic information, the plan will not provide a defense from Rule 10b-5 liability arising from that information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any Rule 10b5-1 Plan must be submitted for approval five business days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

A FINAL WORD OF CAUTION

Any transaction that becomes the subject of an insider trading inquiry will be viewed by the SEC and the courts with 20-20 hindsight. Therefore, you must

Exhibit 19.1
consider the appearance of any transaction both now and in the future. If you have any questions at all about the propriety of a transaction, you should contact Company legal counsel for advice before any trading in any of the Company’s securities.

Exhibit 19.1
APPENDIX ONE TO ITP

ADDITIONAL TRADING RESTRICTIONS FOR MEMBERS OF THE
BOARD OF DIRECTORS, OFFICERS AND KEY PERSONNEL

Globalstar has adopted a policy prohibiting insider trading and certain other securities transactions. That policy applies to all of our personnel. In addition to the general provisions of the policy, all members of the Company’s board of directors, all officers above the level of departmental directors (except those corporate level officers, if any, who have not been designated as “executive” officers) and certain other persons (regardless of level of employment) whether full or part-time employees, contractors, or consultants who regularly have access to, or generate, material non-public information (such further restricted persons sometimes being referred to collectively in the ITP for convenience as “key personnel”), are subject to the following additional restrictions on the purchase and sale of the Company’s securities.

Violations of this type always are examined with 20-20 hindsight, usually by people who do not know you or the Company. As a consequence, even the appearance of impropriety can severely damage both you and the Company. Therefore, during the “blackout period” described in paragraph 1 below, members of the board of directors, non-excluded officers, and other key personnel (as explained in the preceding paragraph) are strictly prohibited from trading in the Company’s securities, regardless of whether they do, in fact, possess material non-public information. These are additional trading restrictions adopted by the Company to guard against even the appearance of impropriety. They are in addition to and not in substitution for the prohibitions on insider trading that apply to all Company personnel. Therefore, if you are a member of the board of directors, a non-excluded corporate level officer, or have been designated a key person, you must, in addition to abiding at all times by the Globalstar insider trading policy, adhere to the following trading restrictions, even if your trade would not, but for these restrictions, violate the insider trading policy:

1. Except as described in paragraph 3, below, neither you nor any person living in your household may buy or sell the Company’s securities for a period beginning the calendar day immediately prior to the last day of any fiscal quarter and ending following the completion of two full business days after results for the prior quarter are publicly released (the “Blackout Period”). If you have questions about what is or is not a business day, ask Barbee Ponder or Rebecca Clary.

2. Except as described in paragraph 3, below, if you desire to purchase or sell the Company’s securities at any time outside of the Blackout Period, you must notify L. Barbee Ponder (or, in his absence, either Rebecca Clary or Rick Roberts) at least two business days in advance of the transaction and preclear the transaction with the person you have contacted. If you do not speak directly with one of these persons, it is your responsibility to make certain that the person you have attempted to notify has actually received your message and read or listened to it in a timely way. In addition, Section 16 directors and officers must also notify

Exhibit 19.1
the Company’s outside securities legal counsel, Taft, Stettinius & Hollister, attention Arthur McMahon, at least two business days in advance of trading so that legal counsel can prepare and file a timely SEC Form 4 for your transaction.

3. Purchases and sales of securities of the Company made pursuant to a Rule 10b5-1 Plan are permitted during the Blackout Period and do not require preclearance. In addition, a majority of the disinterested members of the Board of Directors of the Company may approve a proposed purchase or sale of the Company’s securities by a person subject to these restrictions during a Blackout Period if they determine in their reasonable, good faith discretion, that (i) such person is not in possession of material nonpublic information about the Company at the time of determination and will not be in possession of such information at the time of the proposed purchase or sale and (ii) such person demonstrates a need to complete such purchase or sale before the end of the applicable Blackout Period.

Key personnel may be designated according to name, position or both. The General Counsel or Chief Financial Officer reviews the list of key personnel at least quarterly and sends any revisions to the list to the Stock Plan Administrator. If you are a member of the Company’s board of directors, a non-excluded officer of the Company, or otherwise designated as key personnel, you will be notified approximately one week prior to the start of a Blackout Period that a Blackout Period is approaching. At such time, you are required to acknowledge your compliance with this policy by either submitting a signed certification (included herein) or certifying your acknowledgement via email.

These restrictions are in addition to the legal requirements that may otherwise apply to your transactions in the Company’s securities, such as Securities Act Rule 144; the reporting, short-swing profit and prohibited transaction provisions under Section 16 of the Securities Exchange Act; and the prohibition on purchases while the Company is distributing securities of the same class. Company legal counsel, both corporate and outside, is available to advise you further about any of these matters.

Exhibit 19.1
APPENDIX TWO TO ITP

GUIDELINES FOR RULE 10B5-1 PLANS

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in securities of the Company that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”).
If the plan meets the requirements of Rule 10b5-1, securities of the Company may be purchased or sold without regard to certain insider trading restrictions. As discussed above, transactions effected pursuant to a Rule 10b5-1 Plan will not be subject to the Blackout Periods described in this ITP. If a person enters into, modifies or in some cases, terminates a Rule 10b5-1 Plan when he or she is in possession of material nonpublic information, the plan will not provide a defense from Rule 10b-5 liability arising from that information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.
As specified in the Company’s Insider Trading Policy, entry into or modification of a Rule 10b5-1 Plan must be approved by L. Barbee Ponder (or, in his absence, either Rebecca Clary or Rick Roberts) and meet the requirements of Rule 10b5-1 and these guidelines. Any Rule 10b5-1 Plan must be submitted for approval five business days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

The following guidelines apply to all Rule 10b5-1 Plans:

· You may not enter into or modify a trading program during a Blackout Period or while in possession of material nonpublic information.

· All Rule 10b5-1 Plans must have a duration of at least 6 months and no more than 2 years.

· Any entry into or modification of a Rule 10b5-1 Plan must be made in good faith and not as part of a plan or scheme to evade applicable, and a person who has entered into a Rule 10b5-1 Plan must at all times act in good faith respect to such 10b5-1 Plan.

· For directors and officers of the Company, each Rule 10b5-1 Plan must include a representation that such director of officer is (i) not aware of material non-public information about the Company or its securities and (ii) adopting the Rule 10b5-1 Plan in good faith and not as a scheme to evade the prohibitions of Rule 10b-5.

· If a Rule 10b5-1 Plan is terminated, you must wait at least 30 calendar days before trading outside of the Rule 10b5-1 Plan.

Exhibit 19.1
· Before trading can commence, you must comply with the following mandatory cooling-off period after the adoption or modification of a Rule 10b5-1 Plan:

o Officers and Directors: the later of (i) 90 days after adoption or modification and (ii) two business days after the disclosure of the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (not to exceed 120 days); and

o All Other Company Personnel: 30 days after adoption or modification.

· Each director, officer and other Section 16 insider understands that the approval or adoption of a preplanned trading program in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel in implementing a Rule 10b5-1 Plan.

· Unless you qualify for certain limited exceptions under Rule 10b5-1, you may not have more than one Rule 10b5-1 Plan in effect at any time. You must contact Barbee Ponder if you would like to enter into a Rule 10b5-1 Plan while you are already party to a Rule 105b-1 Plan.

Additionally, Rule 10b5-1 generally restricts the availability of the defense to one single Rule 10b5-1 Plan during any 12-month period, even when such plans to do not overlap.

Each person subject to this ITP shall provide L. Barbee Ponder (or, in his absence, Rebecca Clary) with (i) written notice at any time such person adopts, amends, revises, modifies or terminates a Rule 10b5-1 Plan, (ii) a copy of the Rule 10b5-1 Plan and (iii) a description of its material terms, including the date of adoption, the duration and the aggregate number of securities to be sold or purchased.

Exhibit 19.1
RECEIPT AND CERTIFICATION

TO: Globalstar General Counsel and
Globalstar Chief Financial Officer

RE: Insider Trading Policy

I certify that I have received and read in its entirety Globalstar’s Insider Trading Policy and that I will comply with this policy in all respects. I further acknowledge that I am subject to the additional trading restrictions stated in the attached Appendix One.

Signature:
Printed Name:
Dated: